SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 1)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           HALLWOOD ENERGY CORPORATION
                              (Name of the Issuer)

                         THE HALLWOOD GROUP INCORPORATED
                      (Name of Person(s) Filing Statement)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                    40636M208
                      (CUSIP Number of Class of Securities)

                                 MELVIN J. MELLE
                         THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                               DALLAS, TEXAS 75219
                                 (214) 528-5588
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                              ---------------------

     This statement is filed in connection with (check the appropriate box):

     |_| (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

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     |_|      (b) The filing of a registration statement under the Securities
                    Act of 1933.
     |X|      (c) A tender offer.
     |_|      (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

Calculation of Filing Fee:


Transaction Valuation*                                 Amount of Filing Fee**
$2,792,576                                                     $559

* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 143,209 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, excluding 633,917 shares of Common Stock held by the Bidder) multiplied by the proposed acquisition price of $19.50 per share.

**       1/50th of one percent of the value of the securities to be acquired.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $559
                  Form or Registration No.:          Schedule 14D-1

                  Filing Party:             The Hallwood Group Incorporated

                  Date Filed:       October 15, 1996



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                              CROSS-REFERENCE SHEET
             Item in                                Location of item(s) in
         Schedule 13E-3                                Schedule 14D-1
         --------------                                --------------
             17(g)                                          11(g)



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         The Hallwood Group  Incorporated  (the  "Purchaser")  hereby amends and
supplements  its  Rule  13E-3  Transaction   Statement  (the  "Schedule  13E-3")
originally filed on October 15, 1996, with respect to its tender offer for all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 1. This Amendment No. 1 to the Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. The preceding cross-reference sheet, prepared pursuant to General Instruction F to
Schedule 13E-3 of the Exchange Act shows the location in the Tender Offer Statement on Schedule 14D-1 and Schedule 13D/A (Amendment No. 12), as amended, under the Exchange Act (the "Schedule 14D-1") of the information required to be included in response to the items of Schedule 13E-3 of the Exchange Act. The
Schedule 14D-1 was originally filed by the Purchaser with the Securities and Exchange Commission on October 15, 1996 and is being amended concurrently herewith. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         (d)(9)   Press Release issued by the Company dated November 18, 1996.

         (g) Complaint in The Ravenswood Investment Company, L.P. v. Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan Collins, C.A.
                  No. 96-WM-2665 (United States District Court - District of Colorado, filed November 15, 1996).






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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 22, 1996                           THE HALLWOOD GROUP
INCORPORATED



                                            By:      /s/  Melvin J. Melle
                                                  -----------------------------
                                                     Name:    Melvin J. Melle
                                                     Title:   Vice President


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                                  EXHIBIT INDEX

Exhibit
Number                     Description                            Page Number

(d)(9)            Press Release issued by the Company dated November 18, 1996.

(g)               Complaint in The Ravenswood Investment Company, L.P. v.
                  Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan Collins, C.A.
                  No. 96-WM-2665 (United States District Court - District of Colorado, filed November 15, 1996).



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